UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 25, 2017

GREENHILL & CO., INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-32147

Delaware	51-0500737
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

300 Park Avenue New York, New York	10022
(Address of principal executive offices)	(ZIP Code)

Registrant’s telephone number, including area code: (212) 389-1500

Former name or former address, if changed since last report: NOT APPLICABLE

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Section 1 – Registrant’s Business and Operations

Item 1.01. Entry into a Material Definitive Agreement.

On September 25, 2017, Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), announced a plan for a recapitalization and major share repurchase, including a tender offer for up to 9,000,000 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price per Share equal to $17.00 that the Company expects to launch shortly (the “Tender Offer”).

Subscription Agreements

On September 25, 2017, the Company entered into a subscription agreement (the “Bok Subscription Agreement”) with Scott L. Bok (“Mr. Bok”), Chief Executive Officer of the Company, in an individual capacity and Bok Family Partners, L.P., a Delaware limited partnership controlled by Mr. Bok, (together with Mr. Bok, the “Bok Purchasers”), which provides that, upon the terms set forth therein, the Company agrees to issue and sell to the Bok Purchasers, and the Bok Purchasers agree to subscribe and purchase from the Company, Shares at an aggregate purchase price of $10,000,000 and at a price per Share equal to the price per Share paid in the Tender Offer or, if the Tender Offer is terminated, at a price per Share equal to the volume weighted average trading price of the Shares for the 5 consecutive trading days after the day of termination of the Tender Offer (the “CEO Purchase”). The foregoing description of the Bok Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Bok Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

On September 25, 2017, the Company entered into a subscription agreement (the “Socatean Subscription Agreement”) with Socatean Partners (“Socatean Partners”), a Connecticut general partnership controlled by Robert F. Greenhill, Chairman of the Board of Directors of the Company, which provides that, upon the terms set forth therein, the Company agrees to issue and sell to Socatean Partners, and Socatean Partners agrees to subscribe and purchase from the Company, Shares at an aggregate purchase price of $10,000,000 and at a price per Share equal to the price per Share paid in the Tender Offer or, if the Tender Offer is terminated, at a price per Share equal to the volume weighted average trading price of the Shares for the 5 consecutive trading days after the day of termination of the Tender Offer (the “Chairman Purchase,” and, together with the CEO Purchase, the “CEO and Chairman Purchases”). The foregoing description of the Socatean Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Socatean Subscription Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Each of the CEO Purchase and the Chairman Purchase is expected to close 11 trading days after completion of the Tender Offer, or if the Tender Offer is terminated, six trading days after the date of such termination or such later date as may be determined by the Company.

Commitment Letter

On September 25, 2017, the Company and Goldman Sachs Bank USA entered into a commitment letter (the “Commitment Letter”) for a five-year term loan facility of $300 million (the “Term Facility”) and a three-year revolving credit facility of $20 million (the “Revolving Facility”, and together with the Term Facility, the “Credit Facilities”) for the purposes of funding the Tender Offer and related fees, costs and expenses and to refinance certain existing indebtedness of the Company. Amounts available under the Revolving Facility will be used to finance the Company’s ongoing working capital requirements and for general corporate purposes. The obligations under the Credit Facilities will be guaranteed by the Company’s existing and subsequently acquired or organized wholly-owned U.S. restricted subsidiaries (excluding any registered broker-dealers) (the “Guarantors”) and secured by first priority (subject to permitted liens) perfected security interests in (i) all assets of the Company, the Guarantors and each U.S. subsidiary of the Company that is or becomes a registered broker-dealer under the Securities Exchange Act of 1934, as amended, (the “Domestic Regulated Subsidiaries”) (except as set forth in the Commitment Letter), (ii) advisory fees receivables of the Company, the Guarantors and the Domestic Regulated Subsidiaries (except as otherwise set forth in the Commitment Letter) and (iii) 100% of the capital stock of each domestic subsidiary of the Company, the Guarantors and the Domestic Regulated Subsidiaries, 65% of the capital stock of each direct foreign subsidiary of the Company, the Guarantors and the Domestic Regulated Subsidiaries and all intercompany debt of the Company, the Guarantors and the Domestic Regulated Subsidiaries, subject to the exclusions as set forth in the Commitment Letter and which, for the avoidance of doubt, shall not include any assets of regulated subsidiaries that are not permitted to be pledged by law, statute or regulation, including cash held by the Domestic Regulated Subsidiaries and any other capital required to meet and maintain regulatory capital requirements.

The funding of the Credit Facilities is subject to the Company’s compliance with customary terms and conditions precedent as set forth in the Commitment Letter, including, among others, the execution and delivery by the Company of definitive documentation consistent with the Commitment Letter.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit 10.3 hereto and is incorporated herein by reference.

Section 3 – Securities and Trading Markets

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 3.02 by reference. It is expected that Greenhill will issue 1,176,470 Shares in connection with the CEO and Chairman Purchases assuming the Tender Offer is completed at $17.00 per Share. The actual number of Shares issued will depend on whether the Tender Offer is completed and at what price per Share. The Shares are to be unregistered securities, issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as amended. The Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Section 5 – Corporate Governance and Management

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 25, 2017, the Compensation Committee (the “Committee”) of the Company’s Board of Directors approved a reduction in Mr. Bok’s base salary from $500,000 to $50,000, effective as of January 1, 2018 and through December 31, 2022. In exchange for forgoing 90% of his base salary over such five year period, the Committee approved, on the same date, the grant of a $2,750,000 award of performance-based restricted stock units (“PRSUs”) to Mr. Bok, pursuant to the Firm’s Equity Incentive Plan, as amended and restated (the “Plan”). Additionally, on September 25, 2017, the Committee approved the grant of 69,444 PRSUs to each of Harold J. Rodriguez, Jr., the Company’s Chief Financial Officer, and David A. Wyles, the Company’s UK President, and the grant of 34,722 PRSUs to Kevin M. Costantino, the Company’s US President.

Each PRSU represents the right to receive, upon and subject to the vesting of the PRSU, the number of Shares of the Company’s Common Stock determined under the award agreement. Such PRSUs will be eligible for vesting on the earlier to occur of (i) September 30, 2022 and (ii) the maturity date of the term loan borrowed by the Company in connection with the 2017 recapitalization transactions (the “2017 Term Loan”), subject to the PRSU holder’s continued employment through such date and the Committee’s determination that (x) the recapitalization transactions have been completed, (y) there has been no default in relation to the 2017 Term Loan and (z) the 2017 Term Loan has been repaid in full.

The PRSU awards described above are subject to the terms and conditions, including provisions relating to termination and change of control, of the Plan and the Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification, attached hereto as Exhibit 10.4 and incorporated herein by reference.

Section 9 – Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are being furnished as part of this Report.

Exhibit Number	Description

10.1	Subscription Agreement, dated as of September 25, 2017, by and between Scott L. Bok, in an individual capacity, and Bok Family Partners, L.P., as purchasers, and Greenhill & Co., Inc., as issuer.

10.2	Subscription Agreement, dated as of September 25, 2017, by and between Socatean Partners, as purchaser, and Greenhill & Co., Inc., as issuer.

10.3	Commitment Letter, dated September 25, 2017, by and between Greenhill & Co., Inc. and Goldman Sachs Bank USA.

10.4	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification.

Additional Information and Where to Find It

The Tender Offer described herein has not yet commenced. This Form 8-K is for informational purposes only, is not a recommendation to buy or sell Shares, and does not constitute an offer to buy or the solicitation to sell Shares. The Tender Offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that the Company expects to file with the Securities and Exchange Commission (the “SEC”). Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Tender Offer. Once the Tender Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or the investor information section of the Company’s website at www.greenhill.com.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Subscription Agreement, dated as of September 25, 2017, by and between Scott L. Bok, in an individual capacity, and Bok Family Partners, L.P., as purchasers, and Greenhill & Co., Inc., as issuer.

10.2	Subscription Agreement, dated as of September 25, 2017, by and between Socatean Partners, as purchaser, and Greenhill & Co., Inc., as issuer.

10.3	Commitment Letter, dated September 25, 2017, by and between Greenhill & Co., Inc. and Goldman Sachs Bank USA.

10.4	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Greenhill & Co., Inc.

Date: September 26, 2017	By:	/s/ Ricardo Lima
Name: Ricardo Lima
Title: Secretary